UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

VITACOST.COM, INC.
(Name of Issuer)

COMMON STOCK, EQUITY
(Title of Class of Securities)

92847A200
(CUSIP Number)

JUNE 12, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


















CUSIP No	92847A200

1.	NAME OF REPORTING PERSON
      CONSAC, LLC

2.	Check the appropriate box if a member of a group (see
instructions)
(a) [ ]
          (b) [X]

3.	SEC USE ONLY

4.	Citizenship or place of organization
      NEW YORK

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power
      1,681,000

6.	Shared voting power
0

7.	Sole dispositive power
      1,681,000

8.	Shared dispositive power
0

9.	Aggregate amount beneficially owned by each reporting person
      1,681,000

10.	Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)
[ ]

11.	Percent of class represented by amount in Row 9
      5.0%

  12.	Type of reporting person (see instructions)
      OO

__________________________________________________________________________











CUSIP No	92847A200

Item 1	(a)		Name of issuer:
      VITACOST.COM, INC.

      (b)		Address of issuer's principal executive offices:
5400 BROKEN SOUND BLVD N.W., SUITE 500
BOCA RATON, FL 33487-3521

Item 2	(a) 		Name of person filing:
      CONSAC, LLC

(b) 	Address or principal business office or, if none,
residence:
525 CHALETTE DR, BEVERLY HILLS, CA 90201

(c) 	Citizenship:
      NEW YORK

      (d)		Title of class of securities:
      COMMON STOCK, EQUITY

      (e)		CUSIP No.:
      92847A200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b) or (c), check whether the person filing is a:

a.     [ ] Broker or dealer registered under Section 15 of
the   Act;
      b.     [ ] Bank as defined in Section 3(a)(6) of the Act;
c.[ ] Insurance company as defined in Section 3(a)(19) of the Act
d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
e.     [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.     [ ] A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12
U.S.C.1813);
i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.    [ ] 	A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

k.    [ ]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of institution:_________

Item 4. 		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(A)	Amount beneficially owned:
1,681,00

(B)	Percent of class
5.0%

(C)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote
1,681,000

ii.	Shared power to vote or to direct the vote
0

iii.	Sole power to dispose or to direct the
disposition of
1,681,000

iv.	Shared power to dispose or to direct the
disposition of
0

Item 5.		Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. 	Ownership of More than 5 Percent on Behalf of Another
Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7. 	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8. 		Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-
1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

      N/A

Item 9. 		Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

			N/A

Item 10. 		Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2012
Dated

/S/Ryan Drexler, President
Signature

Ryan Drexler, President
Name/Title

*The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).